================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            Date: September 20, 2002

                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

--------------------------------------------------------------------------------

            Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements", including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, the development of UBS Warburg's new energy trading operations, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001 and 2002 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.

More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2001. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Introduction

UBS produces regular quarterly reports, which are submitted to the SEC under Form 6-K. These reports are prepared in accordance with International Accounting Standards (IAS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with UBS's First Quarter 2002 Report and Second Quarter 2002 Report. These documents were submitted to the SEC under Form 6-K on 14 May 2002 and 13 August 2002 respectively.

Operating and Financial Review and Prospects

SEC regulations specify that the discussion of a company's performance should be by comparison to the same period in the previous year (for example, comparing first half of current year to first half of previous year).

UBS normally makes comparisons to the corresponding period of the previous year when discussing UBS Group's results and the results of those business units with significant seasonal components to their income streams (principally UBS Warburg). For its other individual business units however, UBS's reporting normally focuses on the progression of results from one quarter to the next (comparing second quarter performance to first quarter performance of the same year, for example).

We have therefore provided the following disclosure which is supplementary to the disclosure already included in our first and second quarter 2002 reports. This disclosure should be read together with the discussion of our results in our first and second quarter 2002 reports.

Operating and Financial Review and Prospects
(continued)

UBS GROUP

Group targets

UBS focuses on four key performance targets, designed to deliver continually improving returns to our shareholders.

Before goodwill and adjusted for significant financial events:

o Our annualized return on equity for the first half 2002 was 15.6%, down from 16.8% a year ago. Lower returns were partially offset by the lower average level of equity resulting from our ongoing share buyback programs.

o Basic earnings per share in first half 2002 were CHF 2.60, a decline of 9% from the same half last year. The drop in net profit was partially offset by the repurchase-driven decrease in the average number of shares outstanding.

o The cost/income ratio in first half 2002 increased to 77.4% from 75.5% in the first half a year earlier. The drop in revenues, due to difficult markets and the continued shortfall in private equity revenues, were only partially compensated by the decline in operating expenses.

Net new money in the private client units (Private Banking and UBS PaineWebber) was CHF 14.9 billion in the first half of this year, down by CHF 12.9 billion from the same period last year. Private Banking continues to show strong inflows, despite the difficult market and the Italian tax amnesty. UBS PaineWebber recorded net new money inflows of CHF 8.8 billion, down CHF 5.0 billion from first half 2002, mainly due to more difficult market conditions in the US.

Significant financial events

There was one significant financial event in first half 2002 and none in first half 2001. We realized a pre-tax gain of CHF 155 million from the sale of the Swiss private bank Hyposwiss in the first quarter 2002.

Results

Net profit in first half 2002 was CHF 2,694 million, 9% lower than in the same period a year ago. Before goodwill and adjusted for the sale of Hyposwiss, net profit fell 12% to CHF 3,207 million.

Operating income in the first half 2002 was CHF 18,597 million, 7% lower than in the same period a year ago. Adjusted for significant financial events, operating income in first half 2002 was CHF 18,442 million, a decrease of 8% compared to a year earlier. This drop was mainly due to further private equity writedowns, much lower corporate activity and very depressed individual investor sentiment.

Net interest income rose by 39% from CHF 3,690 million in first half 2001 to CHF 5,123 million in the first six months of this year. Net trading income in the same period declined 32% to CHF 3,879 million.

As well as income from interest margin based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities which give rise to the income, rather than by the type of income generated.

Operating and Financial Review and Prospects
(continued)

Net income from interest margin products dropped by 4% to CHF 2,741 million in the period due to lower margins on cash accounts, especially those denominated in US dollars, Euros and Swiss francs, as interest rate levels for those currencies fell. This drop was accentuated by lower volumes and increased competitive pressure in our Swiss mortgage business.

At CHF 6,092 million, net income from trading activities dropped by 10% from the first half a year ago. Our equity trading revenues were negatively impacted by lower corporate activity and market-making flows. Revenues in fixed income trading were up compared to the first half a year ago.

Net income from treasury activities was CHF 904 million in first half 2002, an increase of 24% compared to a year earlier. This increase was driven by higher returns from invested equity and an unrealized gain of CHF 94 million on derivatives used to economically hedge interest rate risks related to structured notes issued (refer to page 9 in our second quarter report 2002 for further information).

Other net trading and interest income showed a loss of CHF 735 million in first half 2002 compared to CHF 957 million in the same half last year, reflecting the lower cost of goodwill funding due to the drop of the US dollar against the Swiss franc, lower funding costs at UBS Capital and the reclassification of some revenues previously reported as income from trading activities.

At CHF 9,686 million, net fee and commission income decreased by 7% from the first half of last year, mainly because of less activity due to continued weak market conditions in 2002.

Other income decreased in first half 2002 by 89% to CHF 31 million. This drop is mainly due to significantly lower revenues from private equity divestments and further writedowns in UBS Capital's private equity portfolio. This was partially offset by the CHF 155 million gain from the sale of Hyposwiss and the rise in gains from disposals of other financial investments.

Total operating expenses were CHF 15,013 million, 6% lower than in the first half last year, due to our ongoing focus on controlling costs.

First half personnel expenses were CHF 10,092 million, 5% less than they were a year ago, with the fall principally due to lower salary and performance-related compensation. This fall was reinforced by lower contractor expenses and a reduction in recruitment expenses and severance payments.

General and administrative expenses, at CHF 3,512 million, dropped by 9% from first half 2001, reflecting lower IT and outsourcing, travel and entertainment, and telecommunication and mailing expenses, which were partially offset by an increase in litigation expenses.

Depreciation dropped by 4% to CHF 771 million when compared to a year ago. This decrease mainly reflects lower charges for technology equipment because of a number of writeoffs a year ago.

Amortization of goodwill and other intangibles decreased 5% to CHF 638 million from the first half last year, mainly driven by the decline of the US dollar against the Swiss franc.

The Group tax expense decreased from CHF 932 million in first half last year to CHF 685 million in the same period this year. The decline is driven by a geographic shift in revenue mix, a lower progressive tax rate in Switzerland, and the ability to benefit from tax loss carry forwards in the US and the UK.

UBS SWITZERLAND

Private and Corporate Clients

Key performance indicators

Net new money was CHF 0.2 billion in first half 2002 compared to CHF 4.0 billion in the same period a year earlier.

Operating and Financial Review and Prospects
(continued)

Invested assets declined to CHF 298 billion on 30 June 2002 from CHF 324 billion a year earlier, driven by the significant decline in equity markets and the fall of the US dollar against the Swiss franc.

The pre-goodwill cost/income ratio dropped by 6 percentage points to 55% due to our strong cost control in an environment of depressed revenues.

Private and Corporate Clients' loan portfolio decreased from CHF 158 billion to CHF 150 billion, reflecting our continuous recovery efforts over the past year. The non-performing loan ratio declined to 4.1% from 5.1% over the period, while the ratio of impaired loans to gross loans saw a further improvement, falling to 6.6% from 8.0%.

Results

Private and Corporate Clients achieved a strong result in first half 2002. Pre-tax profit was CHF 1,395 million, up 25% from a year earlier. While the adverse market environment put pressure on revenues, Private and Corporate Clients managed to offset that impact by tightly managing costs.

Operating income

First half 2002 operating income, at CHF 3,279 million, was 3% lower than in the same period a year ago, reflecting the uncertainty of the economic environment, the falling equity markets and some one-off revenues in first half 2001 (e.g. the sale of TicketCorner AG). However, operating income benefited from lower credit loss expenses due to an increase in deferred releases from prior quarters' actual loss performance, the continuing improvement in the quality of our loan portfolio as well as our risk-adjusted credit pricing policy.

Operating expenses

Operating expenses, at CHF 1,884 million, declined 16% from first half last year. Personnel expenses fell to CHF 1,412 million, down 10% from the same period last year, with the decrease mainly due to a decline in headcount. General and administrative expenses dropped by 37% to CHF 286 million due to our continuous cost control initiatives. Depreciation decreased by 19% from first half 2001 to CHF 186 million, resulting from lower charges for information technology equipment as well as lower depreciation for premises.

PRIVATE BANKING(1)

Key performance indicators

Despite the outflows due to the Italian tax amnesty (`scudo fiscale') and the difficult market environment, net new money in first half 2002 was CHF 6.1 billion, down CHF 7.9 billion from first

-------------
(1) Excluding significant financial events: first half 2002 - gain on disposal of Hyposwiss of CHF 155 million half a year ago. In the first half we retained within our Italian domestic business almost half or CHF 6.9 billion of the total repatriation of CHF 15.2 billion related to the tax amnesty.

The drop in global equity markets and the depreciation of the US dollar led to a 12% fall in the level of invested assets to CHF 639 billion on 30 June 2002, down from CHF 730 billion on 30 June 2001.

Gross margins on invested assets increased by 1 basis point to 94 basis points in the first half this year from the first half a year ago reflecting a lower asset base, whose decline exceeded the fall in revenues, which themselves were impacted by the overall market decline and the fixing of fees on prior quarter asset level.

Operating and Financial Review and Prospects
(continued)

The pre-goodwill cost/income ratio, at 61% in first half 2002, rose by 8 percentage points from 53% in first half 2001, reflecting lower revenues and our investments in building up our European domestic business (European wealth management initiative). Excluding the initiative, the cost/income ratio increased by 7 percentage points from 47% from first half last year to 54% in this year.

Results

In first half 2002, Private Banking's profit before tax was CHF 1,175 million, a 21% decline from the first half last year of CHF 1,482 million, reflecting the difficult market environment and low investor confidence.

Operating income

Operating income in first half 2002 decreased 4% from the first half a year ago to CHF 3,155 million. In the first half 2002, asset based revenues comprised 71% of Private Banking's revenues, whereas transaction based revenues were 29%.

Operating expenses

Operating expenses in first half 2002 were CHF 1,980 million, 11% higher than a year earlier. Personnel expenses increased from first half a year ago by 8% to CHF 985 million due to the increased headcount reflecting our ongoing investment in Europe. General and administrative expenses increased by 16% to CHF 882 million in the period due to broader use of services from other parts of the Group. Depreciation remained virtually unchanged with a decrease of 2 million to 60 million from the first half 2001.

UBS GLOBAL ASSET MANAGEMENT

Key performance indicators

Invested assets declined from CHF 666 billion at the end of June 2001 to CHF 612 billion at 30 June 2002, reflecting a weakening US dollar and negative market movements.

The pre-goodwill cost/income ratio was 73% in first half 2002, down from 75% in the first half a year ago, reflecting the continuing focus on constraining costs in a difficult market environment.

Institutional

Institutional invested assets at the end of first half 2002 declined to CHF 309 billion from CHF 318 billion at the end of the first half a year ago, primarily due to negative currency movements related to the US dollar and negative market movements. This was partially offset by positive new money, net acquisition (UBS Global Asset Management Canada) and a reclassification of invested assets (see second quarter 2002 report for more details).

Net new money in the first half was CHF 0.2 billion, compared to CHF 1.9 billion in the first half a year ago. The decline was a result of outflows in asset allocation and short term fixed income mandates, partially offset by inflows in equity mandates, particularly in Asia Pacific.

The gross margin declined to 30 basis points in the first half this year from 40 basis points in the first half a year ago, primarily due to lower performance fees.

Operating and Financial Review and Prospects
(continued)

Wholesale Intermediary

Invested assets fell to CHF 303 billion in first half 2002 from CHF 348 billion in the first half a year ago as a result of negative currency and market movements.

Net new money was a negative CHF 2.9 billion in the first half 2002 compared to an inflow of CHF 11.5 billion in the same period a year ago. US money market accounts experienced an outflow of almost CHF 5 billion, representing the majority of the drop. The outflows were partially offset by positive inflows into GAM.

The gross margin rose to 34 basis points in first half 2002 from 29 basis points in the first half a year ago as a result of a change in the pricing structure of UBS Investment Funds and inflows into higher margin GAM and equity funds.

Results

UBS Global Asset Management's pre-tax profit, at CHF 134 million in first half 2002, fell from CHF 140 million in first half 2001. This was driven by reduced management fees due to market driven declines in invested assets, lower O'Connor management fees and a fall in overall performance fees - all of which were partially offset by higher income from UBS Investment Funds and reduced incentive compensation expenses.

Operating income

Operating income declined to CHF 1,047 million in first half 2002 from CHF 1,116 million in first half 2001.

Institutional income declined to CHF 488 million in first half 2002 from CHF 634 million in first half 2001, due to lower management fees at O'Connor, reduced performance fees throughout the business and a weakening of the US dollar and British sterling against the Swiss franc.

Wholesale Intermediary revenues increased to CHF 559 million in first half 2002 from CHF 482 million in first half 2001 as a result of the new pricing structure at UBS Investment Funds and net new money flows into higher margin GAM asset classes. The increase, however, was partially offset by negative currency movements related to the US dollar.

Operating expenses

Operating expenses declined 6% to CHF 913 million in the first half of this year from the first half a year ago. Personnel expenses fell 8% versus the first half 2001 to CHF 502 million as a result of lower incentive based compensation and the declining value of the US dollar against the Swiss franc. The dollar's weakening combined with a clear cost focus resulted in a 7% decline in general and administrative expenses to CHF 251 million for the first half 2002 as compared to the first half a year ago.

UBS WARBURG

CORPORATE AND INSTITUTIONAL CLIENTS

Key performance indicators

Corporate and institutional clients' pre-goodwill cost/income ratio in the first half 2002 was 73%, 1 percentage point higher than first half 2001.

The compensation ratio in first half 2002 was 56%, three percentage points higher than it was in first half 2001. The accrual levels for incentive compensation are driven by the revenue mix across business areas and are managed in line with market levels. The exact level of annual performance-related payments is only determined in the fourth quarter.

Total loans held by UBS Warburg were CHF 61.9 billion on 30 June 2002, a 16% decline from CHF 74.0 billion on 30 June 2001. This drop was due to the decline of the US dollar against the Swiss franc, while the rest is a reflection of continued efforts to limit international corporate loan exposures. Over the same period, the absolute value of non-performing loans decreased by 26% or CHF 449 million. Similarly, the non-performing loans to gross loans ratio decreased slightly from 2.3% to 2.1% in the period. The impaired loans to gross loans also decreased from 5.4% to 4.3%.

Results

Net profit before tax in first half 2002, at CHF 1,892 million, was 14% lower than the same period last year. Market conditions remained very challenging, although the business unit continues to benefit from a strong diversification of earnings and growing market shares in secondary sales and trading segments, as well as increasing US investment banking market share.

Operating income

Operating income in first half 2002 was CHF 7,911 million, down 9% from the same period last year.

Investment Banking revenues fell 18% from first half year 2001 and were CHF 997 million, reflecting difficult equity markets conditions and lower levels of corporate activity.

Operating income from the equities business in first half 2002 was CHF 2,964 million, a 26% decline from the previous year. Difficult market conditions had a negative impact on trading revenues, although equity commissions continue to be robust.

The fixed income and foreign exchange business reported revenues for the first half of CHF 3,953 million, an increase of 18% from the same period a year earlier. The commercial real estate, mortgage trading and global credit derivatives provided much of the growth. This was somewhat offset by less revenues in the investment grade business. Foreign exchange and cash and collateral trading also posted better revenues than a year ago.

Operating expenses

Personnel expenses fell to CHF 4,498 million in first half 2002, a 3% decline from a year earlier. This was mainly due to reductions in the level of accruals for incentive compensation, which was driven by lower revenues. General and administrative expenses fell by 17% to CHF 1,140 million from the same period last year. The decline from last year's levels reflects the success of our cost management initiatives, in particular by restricting expenditures on IT, travel, advertising and professional fees. The amortisation of goodwill and other intangibles were CHF 188 million for the first half 2002, 7% lower than a year ago, reflecting the drop in the USD against the Swiss franc.

UBS CAPITAL

Key performance indicators

The level of UBS Capital's private equity investments fell to CHF 3.9 billion on 30 June 2002 from CHF 5.3 billion on 30 June 2001, largely reflecting writedowns due to difficult conditions in financial markets and the global economy as well as weakening currencies against the Swiss franc.

Operating and Financial Review and Prospects
(continued)

The fair value of the portfolio at the end of June 2002 was CHF 4.9 billion, down from CHF 6.1 billion a year earlier, with net unrealized gains rising from CHF 0.8 billion to CHF 1 billion.

Results

UBS Capital recorded a pre-tax loss of CHF 981 million in first half 2002, compared to a loss of CHF 633 million a year earlier. The widened loss reflects tough economic conditions in the international private equity markets, leading to increased writedowns, and limited opportunities for secondary market exits. Writedowns in the first half 2002, totalling CHF 896 million, were made across sectors and geographical regions.

Total operating expenses declined 23% to CHF 71 million in first half 2002 from the same period a year earlier. Personnel expenses dropped from CHF 63 million in the first half 2001 to CHF 38 million in the same period a year later, reflecting lower performance related compensation as well as lower headcount. General and administrative expenses were CHF 32 million in the first half 2002, CHF 4 million higher than a year earlier.

UBS PAINEWEBBER

Key performance indicators

Due to adverse currency effects, mainly the weakening of the US dollar against the Swiss franc, and a further drop in the US equity market, UBS PaineWebber's invested assets on 30 June 2002 were CHF 646 billion, a 22% decline from CHF 829 billion on 30 June 2001. If the impact of changing currency levels is excluded, invested assets were down by 5% at the end of first half 2002 from the end of first half 2001.

Despite a very difficult market in the US, UBS PaineWebber showed positive net new money. However, the poor market environment prompted net new money to fall to CHF 8.8 billion in first half 2002 from CHF 13.8 billion in first half 2001.

Gross margin on invested assets for the first half 2002 was 83 basis points. Gross margin on invested assets before acquisition costs (goodwill and intangible asset amortisation, goodwill funding costs net of risk-free returns on the equity allocated and retention payments) was 88 basis points compared to 93 basis points in first half 2001, with the decrease reflecting lower transaction revenue levels.

The cost/income ratio was 102% for the first half 2002. Before acquisition costs, it was 90% compared to 88% for first half 2001, reflecting higher client activity levels a year ago.

Recurring fees were CHF 1,136 million during the first half of 2002 compared to CHF 1,150 million during the first half of 2001. The decline was driven mostly by the effects of currency fluctuations.

Results

UBS PaineWebber reported a pre-tax loss of CHF 308 million for first half 2002 compared to a pretax loss of CHF 266 million in first half 2001. Excluding acquisition costs and before tax, UBS PaineWebber posted a profit of CHF 329 million compared to CHF 444 million a year earlier. The drop is mainly due to the weakening of the US dollar compared to the Swiss franc and lower investor activities. This was partially offset by lower expenses due to several cost management initiatives.

Operating and Financial Review and Prospects
(continued)

Operating income

Operating income was CHF 3,026 million in first half 2002, 11% lower than first half a year earlier. The decline was primarily due to adverse currency movements, lower levels of individual investor activity and the exit of the non-US private client business.

Operating expenses

Total operating expenses were CHF 3,334 million in first half 2002, a 9% improvement from the first half a year ago.

Personnel expenses dropped from CHF 2,608 million in the first half 2001 to CHF 2,308 million in the first half of this year, reflecting the weakening of US dollar against the Swiss franc, falling revenue based compensation and lower overall compensation expenses following the reduction in the number of non-financial advisor personnel. Our headcount of non-financial advisors fell by 1,299 or 11% since 30 June 2001.

General and administrative expenses were CHF 708 million in the first half 2002, CHF 35 million lower than in the same period a year earlier. This drop is mainly due to the weakening of the US dollar.

The amortisation of goodwill and other intangibles were CHF 241 million, a drop of 5%, reflecting the weakening of the US dollar against the Swiss franc.

CORPORATE CENTER

Results

Corporate Center recorded a pre-tax profit of CHF 122 million in first half 2002, up from a pre-tax profit of CHF 8 million in first half 2001.

The difference between statistically calculated adjusted expected losses charged to the business units and business groups and the actual credit loss recognized in the Group financial statements is booked as credit loss expense or recovery in the Corporate Center. UBS Group recorded an actual credit loss expense for first half 2002 of CHF 122 million, 42% lower than the CHF 212 million recorded in first half 2001. This amount was lower than the adjusted credit loss expense charged to the business units, resulting in a credit loss recovery in Corporate Center of CHF 124 million in first half 2002, compared to CHF 202 million in first half 2001.

In first half 2002, operating income rose by 44% to CHF 934 million from CHF 648 million a year earlier. This increase reflects larger net gains from financial investments, increased treasury revenues due to higher returns from invested equity and unrealised gains on derivatives used to economically hedge interest rate risk related to structured notes issued (refer to page 9 in our second quarter 2002 report for further information) and higher revenues at Klinik Hirslanden, which is owned by UBS.

Personnel expenses in the first half 2002 rose by CHF 129 million or 59% to CHF 349 million compared to the same period of last year, predominantly reflecting the higher expenses at Klinik Hirslanden due to an increase in its headcount. General and administrative expenses dropped to CHF 213 million in first half 2002 from CHF 227 million a year earlier, reflecting lower provisions for various legal cases which were partially offset by higher costs at Klinik Hirslanden, and an increase in advertising and marketing expenses.

Additional Notes to the Financial Statements (unaudited)

The following additional notes which are unaudited are provided to update certain Securities Act filings. They should be read in conjunction with the financial statements presented in UBS's Second Quarter 2002 Report, submitted to the SEC under form 6-K on 13 August 2002, and UBS's Annual Report on form 20-F for the year ended 31 December 2001, filed with the SEC on 14 March 2002.

NOTE 10 DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS (IAS) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

The consolidated financial statements of the Group have been prepared in accordance with IAS. The principles of IAS differ in certain respects from US GAAP. For a full discussion of the relevant significant accounting and valuation differences between IAS and US GAAP, see Notes 40 and 41 of the 31 December 2001 financial statements. This note updates those disclosures for the six-month period ended 30 June 2002.

10.1 Valuation, income recognition and presentation differences between International Accounting Standards and United States Generally Accepted Accounting Principles

10.1.1 Goodwill and Intangible Assets

On 1 January 2002, the Group adopted SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Intangible Assets". SFAS 141 requires reclassification of intangible assets to goodwill which no longer meet the recognition criteria under the new standard. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested annually for impairment. Identifiable intangible assets with finite lives will continue to be amortized.

Upon adoption, the amortization charges related to the 1998 business combination of Union Bank of Switzerland and Swiss Bank Corporation ceased to be recorded under US GAAP. For the six months ended 30 June 2002, these charges would have been CHF 733 million. Under IAS, this charge was never recorded because of a different method of accounting for the business combination.


In addition, the adoption of SFAS 142 resulted in two new reconciling items 1) Intangible assets on the IAS Balance sheet with a book value of CHF 1.8 billion at 31 December 2001 were reclassified to goodwill for US GAAP. 2) The amortization of IAS goodwill and the intangible assets reclassified to goodwill for US GAAP (CHF 539 million for the six months ended 30 June 2002) was reversed for US GAAP.

Had the Group been required to adopt SFAS 142 for its US GAAP Financial Statements in prior years, reported Net profit and Earnings per share would have been as follows:

                                                                  For the year    For the six      For the year    For the year
                                                                     ended 31        months          ended 31        ended 31
                                                                    December        ended 30        December        December
CHF million, except for per share data                                2001         June 2001          2000            1999
------------------------------------------------------------------------------------------------------------------------------
Reported Net profit under US GAAP                                     3,234          2,153            4,437           2,837
Add back: SBC purchase accounting goodwill amortization               1,657            832            1,679           1,720
Add back: amortization of intangibles reclassified to                   886            448              315              64
goodwill for US GAAP and/or IAS goodwill
------------------------------------------------------------------------------------------------------------------------------
Adjusted net profit under US GAAP                                     5,777          3,433            6,431           4,621
------------------------------------------------------------------------------------------------------------------------------

Reported basic earnings per share under US GAAP                        2.58           1.71(1)          3.70            2.35
Add back: SBC purchase accounting goodwill amortization                1.32           0.66             1.40            1.42
Add back: amortization of intangibles reclassified to goodwill         0.71           0.36             0.26            0.05
for US GAAP and/or IAS goodwill
------------------------------------------------------------------------------------------------------------------------------
Adjusted basic earnings per share under US GAAP                        4.62           2.73             5.37            3.82
------------------------------------------------------------------------------------------------------------------------------

Reported diluted earnings per share under US GAAP                      2.46           1.60(1)          3.64            2.33
Add back: SBC purchase accounting goodwill amortization                1.30           0.65             1.38            1.41
Add back: amortization of intangibles reclassified to goodwill         0.70           0.35             0.26            0.05
for US GAAP and/or IAS goodwill
------------------------------------------------------------------------------------------------------------------------------
Adjusted diluted earnings per share under US GAAP                      4.46           2.59             5.28            3.79
------------------------------------------------------------------------------------------------------------------------------

(1) The 30 June 2001 US GAAP Earnings per share has been restated. The US GAAP weighted average shares outstanding and diluted weighted average shares outstanding has been reduced by the shares for employee equity participation plans. These shares are held in trusts which are consolidated for US GAAP only and are recorded as treasury shares.

For the six-month periods ended 30 June 2002 and 30 June 2001, the US GAAP goodwill balance was reduced by CHF 46 million and CHF 53 million respectively due to the recognition of deferred tax assets of Swiss Bank Corporation which had previously been subject to valuation reserves.

10.1.2 Financial Investments and Private Equity

Effective 1 January 2002, the Group adopted the provisions of Statement of Financial Accounting Standards (SFAS) 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" for its US GAAP financial statements. The statement primarily addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In addition, SFAS 144 eliminated the exception to consolidation for subsidiaries for which control is likely to be temporary, as previously contained in Accounting Research Bulletin 51 "Consolidated Financial Statements" as amended by SFAS 94 "Consolidation of All Majority-Owned Subsidiaries". Therefore, on adopting SFAS 144, the Group changed its US GAAP accounting for certain private equity investments by accounting for those investments held within separate investment subsidiaries in accordance with the "AICPA Audit and Accounting Guide, Audits of Investment Companies". The effect of this change for US GAAP reporting purposes is that certain private equity investments are now recorded at fair value, with changes in fair value recognized in US GAAP net profit. The remaining private equity investments continue to be accounted for at cost less impairment. In prior years, all private equity investments were carried at cost less impairment for US GAAP purposes. The Group continues to account for private equity investments as available for sale securities in its primary financial statements under IAS, with changes in fair value recognized in Shareholders' equity.

Therefore, three differences now exist between IAS and US GAAP in regard to financial investments: 1) private equity investments as described above; 2) non-marketable equity financial investments as described in section f of Note
40.1 of the 31 December 2001 financial statements; and 3) write-downs of impaired assets as described in section f of Note 40.1 of the 31 December 2001 financial statements.

At 1 January 2002, the date of adoption of SFAS 144, the cumulative effect of this change in accounting on US GAAP net profit was an increase of CHF 639 million after tax. For the six-month period ended 30 June 2002, the effect of applying the new standard on the reconciliation of IAS net profit to US GAAP was to increase US GAAP net profit by an additional CHF 256 million after tax.

The pro forma Net profit assuming that the change in accounting principle were applied retroactively would be as follows:

For the six months ended                            30.06.02        30.06.01
--------------------------------------------------------------------------------
Net profit under US GAAP (CHF million):                3,655           1,763
Basic EPS (CHF)                                         2.98            1.40
Diluted EPS (CHF)                                       2.89            1.29
--------------------------------------------------------------------------------

Refer to pages 36 and 37 of the Second Quarter 2002 Report for a discussion of impairment charges recorded for private equity investments.

10.1.3 Secured financing without margining

The Group enters into certain specific secured financing transactions that result in a reclassification difference between IAS and US GAAP. Under IAS, they are considered secured financing transactions. Under US GAAP, however, they are considered sale/buyback transactions due to the fact that the contracts do not require margining, which is one of the criteria to meet US GAAP secured financing treatment. Due to the different treatment of these transactions under IAS and US GAAP, interest income and expense recorded under IAS must be reclassified to Net trading income or Other income for US GAAP. An additional reclassification on the US GAAP balance sheet is also required which reflects a spot purchase (Trading portfolio assets) and a forward sale transaction (Replacement values), instead of a claim from customers (Cash collateral on securities borrowed) under IAS.

For the six months ended 30 June 2001, CHF 35 million in income was recorded on the US GAAP Income statement due to the fact that the collateral on certain transactions was recorded in available for sale assets under IAS, with changes in fair value recorded in a separate component of Shareholders' equity for IAS and in the Income statement for US GAAP. These transactions, however, were completed before 31 December 2001, leaving only the transactions described in the previous paragraph. There was no similar reconciling item for the six months ended 30 June 2002.

10.2 Reconciliation of IAS Shareholders' equity and Net profit to US GAAP

                                                              Additional      Shareholders'      Net profit/(loss) for
                                                              Reference          equity           the six months ended
                                       Note 40.1   Note 40.4    for        ------------------     --------------------
CHF million                            Reference   Reference   30.06.02     30.06.02  31.12.01     30.06.02    30.06.01
-----------------------------------------------------------------------------------------------------------------------
Amounts determined in accordance                                              44,388    43,530        2,694       2,964
with IAS
Adjustments in respect of:
SBC purchase accounting: goodwill         a.                     10.1.1       15,349    15,413          (64)       (810)
and other purchase accounting
adjustments
Restructuring provision                   c.                                       0         0            0         (35)
Derivative instruments held or            d.                                    (175)     (188)         172         315
issued for hedging activities
Financial investments and private         f.                     10.1.2          (78)     (709)         916           0
equity
Retirement benefit plans                  g.                                   1,744     1,714           (4)         26
Other employee benefits                   h.                                      (4)       (8)           4           3
Equity participation plans                i.                                    (116)     (186)          40         (54)
Software capitalization                   j.                                      30        60          (30)        (85)
IAS 39 opening retained earnings          k.                                      19        19            0         (42)
adjustment
Reversal of IAS goodwill                  l.                     10.1.1          539         0          539           0
amortization
Secured financing without margining                     4        10.1.3            0         0            0          35
Tax adjustments                                                                 (290)     (363)          27        (164)
-----------------------------------------------------------------------------------------------------------------------
Total adjustments                                                             17,018    15,752        1,600        (811)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Amounts determined in accordance
with US GAAP:                                                                 61,406    59,282        4,294       2,153
-----------------------------------------------------------------------------------------------------------------------

Other comprehensive income                                                                              342        (161)
-----------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                  4,636       1,992
-----------------------------------------------------------------------------------------------------------------------

The letter and number references above refer to the discussions in Note 40.1 and
40.4 of the 31 December 2001 financial statements with the exception of line item l which is discussed in Note 10.1.1.

10.3 Earnings per share

Under both IAS and US GAAP, basic earnings per share ("EPS") is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period. The computation of basic and diluted EPS for the six-month period ended 30 June 2002 is presented in the following table:

                                                  30.06.02                                     30.6.01
                                      ---------------------------------            ---------------------------------
For the six months ended                 US G                  IAS                   US GAAP                  IAS
--------------------------------------------------------------------------------------------------------------------
Net profit available for                      4,294               2,694                    2,153               2,964
ordinary shares (CHF million)
Net profit for diluted EPS                    4,225               2,625                    2,050               2,861
(CHF million)
Weighted average shares               1,226,400,096(1)    1,231,880,764            1,258,544,067(1)    1,273,575,960
outstanding
Diluted weighted average              1,242,482,188(1)    1,247,962,856            1,284,982,761(1)    1,300,014,654
shares outstanding
Basic earnings per share (CHF)                 3.50                2.19                     1.71                2.33
Diluted earnings per share (CHF)               3.40                2.10                     1.60                2.20
--------------------------------------------------------------------------------------------------------------------

(1) The difference between the IAS and US GAAP weighted average shares outstanding and diluted weighted average shares outstanding is related to the shares for employee equity participation plans. These shares are held in trusts which are consolidated for US GAAP only and are recorded as treasury shares. Amounts in prior years have been restated for these treasury shares

10.4 UBS Group Income Statement

The following presents the UBS Group Income Statement in accordance with IAS and US GAAP for the six months ended 30 June 2002 and 30 June 2001.

                                                                                30.06.02                  30.06.01
CHF million                                                              ------------------------  -----------------------
For the six months ended                                Reference          US GAAP       IAS         US GAAP       IAS
--------------------------------------------------------------------------------------------------------------------------
Operating income
Interest income                                      a,d,4,Note 10.1.3       20,763      20,857        28,178      28,345
Interest expense                                       a,4,Note 10.1.3      (15,720)    (15,734)      (24,609)    (24,655)
--------------------------------------------------------------------------------------------------------------------------
Net interest income                                                           5,043       5,123         3,569       3,690
Credit loss expense                                                            (122)       (122)         (212)       (212)
--------------------------------------------------------------------------------------------------------------------------
Net interest income after credit loss expense                                 4,921       5,001         3,357       3,478
--------------------------------------------------------------------------------------------------------------------------
Net fee and commission income                        d,k,4,Note 10.1.3        9,686       9,686        10,464      10,464
Net trading income                                   f,4, Notes 10.1.2,       4,081       3,879         6,082       5,718
Other income(1)                                                 10.1.3          291          31           292         288
--------------------------------------------------------------------------------------------------------------------------
Total operating income                                                       18,979      18,597        20,195      19,948
--------------------------------------------------------------------------------------------------------------------------

Operating expenses
Personnel expenses                                               g,i,h       10,053      10,092        10,597      10,572
General and administrative expenses                                           3,512       3,512         3,851       3,851
Depreciation of property and equipment                             a,j          817         771           905         804
Amortization of goodwill and other intangible          a,l,Note 10.1.1           99         638         1,402         669
assets
Restructuring Costs                                                  c            0           0            35           0
--------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                     14,481      15,013        16,790      15,896
--------------------------------------------------------------------------------------------------------------------------

Operating profit before tax and minority                                      4,498       3,584         3,405       4,052
interests
--------------------------------------------------------------------------------------------------------------------------

Tax expense                                                                     638         685         1,096         932
--------------------------------------------------------------------------------------------------------------------------

Net profit before minority interests                                          3,860       2,899         2,309       3,120
--------------------------------------------------------------------------------------------------------------------------

Minority interests                                                             (205)       (205)         (156)       (156)
--------------------------------------------------------------------------------------------------------------------------

Change in accounting principle: cumulative               f,Note 10.1.2          639           0             0           0
effect of adoption of "AICPA Audit and
Accounting Guide, Audits of Investment
Companies" on certain financial investments,
net of tax
---------------------------------------------------------------------------------------------------------------------------

Net profit                                                                    4,294       2,694         2,153       2,964
---------------------------------------------------------------------------------------------------------------------------

Other comprehensive income                                                      342                    (161)
---------------------------------------------------------------------------------------------------------------------------

Comprehensive income                                                          4,636                     1,992
---------------------------------------------------------------------------------------------------------------------------

(1) CHF 257 million of the difference in Other income between IAS and US GAAP at 30 June 2002 is due to the Group`s adoption of the "AICPA Audit and Accounting Guide, Audits of Investment Companies" on certain private equity investments for its US GAAP financial statements. This amount represents the increase in fair value of these investments in the first half of 2002.

The letter and number references above refer to the discussions in Note 40.1 and
40.4 of the 31 December 2001 financial statements with the exception of line item l which is discussed in Note 10.1.1. These references indicate which IAS to US GAAP adjustments affect an individual financial statement caption.

10.5 UBS Group Balance Sheet

The following presents the UBS Group Balance Sheet in accordance with IAS and US GAAP as of 30 June 2002 and 31 December 2001.

                                                                            30.06.02                      31.12.01
                                                                  -----------------------------  -------------------------
CHF million                                     Reference            US GAAP         IAS            US GAAP         IAS
--------------------------------------------------------------------------------------------------------------------------
Assets
Cash and balances with central banks                                   20,520         20,520          20,990        20,990
Due from banks                                               a         35,074         35,055          27,550        27,526
Cash collateral on securities borrowed          4, Note 10.1.3        160,881        161,254         162,566       162,938
Reverse repurchase agreements                                         317,415        317,415         269,256       269,256
Trading portfolio assets (including           1,4, Note 10.1.3        379,120        370,609         399,577       397,886
assets pledged as collateral of CHF
86,507 million at 30.06.02 and CHF
121,456 million at 31.12.01)
Positive replacement values                   1,4, Note 10.1.3         68,216         68,346          73,051        73,447
Loans, net of allowance for credit                         a,d        214,576        214,422         226,747       226,545
losses
Financial investments                         f,2, Note 10.1.2          3,945         10,816          20,676        28,803
Securities received as collateral                            3         36,431              0          20,119             0
Accrued income and prepaid expenses             4, Note 10.1.3          7,916          7,916           7,545         7,554
Investments in associates                                                 669            669             697           697
Property and equipment                                     a,j          9,022          8,509           9,276         8,695
Goodwill and other intangible assets        a,g,l, Note 10.1.1         31,508         16,313          33,765        19,085
Private equity investments                                   2          5,396              0           6,069             0
Other assets                                       d,g,h,i,1,2         47,424          8,694          36,972         9,875
--------------------------------------------------------------------------------------------------------------------------
Total assets                                                        1,338,113      1,240,538       1,314,856     1,253,297
--------------------------------------------------------------------------------------------------------------------------

Liabilities
Due to banks                                                           99,058         99,058         106,531       106,531
Cash collateral on securities lent                                     35,648         35,648          30,317        30,317
Repurchase agreements                                                 373,734        373,734         368,620       368,620
Trading portfolio liabilities                                1        119,932        117,072         108,924       105,798
Obligation to return securities                              3         36,431              0          20,119             0
received as collateral
Negative replacement values                   1,4, Note 10.1.3         71,234         71,529          71,018        71,443
Due to customers                                           a,d        309,257        309,266         333,766       333,781
Accrued expenses and deferred income            4, Note 10.1.3         14,734         14,736          17,289        17,289
Debt Issued                                                a,d        155,904        155,723         156,462       156,218
Other liabilities                                    d,g,h,i,1         57,039         15,648          38,416        15,658
--------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                   1,272,971      1,192,414       1,251,462     1,205,655
--------------------------------------------------------------------------------------------------------------------------

Minority interests                                                      3,736          3,736           4,112         4,112
--------------------------------------------------------------------------------------------------------------------------

Total shareholders' equity                                             61,406         44,388          59,282        43,530
--------------------------------------------------------------------------------------------------------------------------

Total liabilities, minority interests                               1,338,113      1,240,538       1,314,856     1,253,297
and shareholders' equity
--------------------------------------------------------------------------------------------------------------------------

The letter and number references above refer to the discussions in Note 40.1 and
40.4 of the 31 December 2001 financial statements with the exception of line item l which is discussed in Note 10.1.1. These references indicate which IAS to US GAAP adjustments affect an individual financial statement caption.

NOTE 11 ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP AND SEC RULES

In addition to the differences in valuation and income recognition and presentation, disclosure differences exist between IAS and US GAAP. The following are additional US GAAP disclosures that relate to the basic financial statements.

11.1 Ratio of earnings to fixed charges

The following table sets forth UBS AG's ratio of earnings to fixed charges for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred stock dividends in any of the periods indicated.

                                                For the six months                   For the year ended
                                                     ended
CHF million, except for ratios                      30.06.02    31.12.01    31.12.00    31.12.99    31.12.98    31.12.97
------------------------------------------------------------------------------------------------------------------------
IAS(1)
Pre-tax earnings from continuing                       3,408       6,353      10,109       7,709       3,560        (851)
operations(2)
Add: Fixed charges                                    16,182      45,089      44,251      30,246      32,958      17,273
------------------------------------------------------------------------------------------------------------------------
Pre-tax earnings before fixed charges                 19,590      51,442      54,360      37,955      36,518      16,422

Fixed charges:
     Interest                                         15,734      44,236      43,615      29,695      32,424      16,733
     Other(3)                                            448         853         636         551         534         540
------------------------------------------------------------------------------------------------------------------------
Total fixed charges                                   16,182      45,089      44,251      30,246      32,958      17,273

Ratio of earnings to fixed charges(4)                   1.21        1.14        1.23        1.25        1.11        0.95
------------------------------------------------------------------------------------------------------------------------

US GAAP(1)
Pre-tax earnings from continuing                       4,982       4,598       6,617       4,216      (5,319)
operations(2)
Add: Fixed charges                                    16,168      45,032      44,220      30,211      26,307
------------------------------------------------------------------------------------------------------------------------
Pre-tax earnings before fixed charges                 21,150      49,630      50,837      34,427      20,988

Fixed charges:
     Interest                                         15,720      44,178      43,584      29,660      25,773
     Other(3)                                            448         854         636         551         534
------------------------------------------------------------------------------------------------------------------------
Total fixed charges                                   16,168      45,032      44,220      30,211      26,307

Ratio of earnings to fixed charges(5)                   1.31        1.10        1.15        1.14        0.80
------------------------------------------------------------------------------------------------------------------------

(1) The ratio is provided using both IAS and US GAAP values, as the ratio is materially different between the two accounting standards. No US GAAP information is provided for the year ended 31 December 1997 as a GAAP reconciliation was not required for this period

(2) Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates

(3)   Other fixed charges is the interest component of rental expense

(4) The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1997 was CHF 851 million

(5) The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1998 was CHF 5,319 million

11.2 Segment Reporting

For a full discussion of segment reporting by Business Group, please refer to
Note 2a in the 31 December 2001 financial statements. Since 31 December the following changes were applied:

Since 1 January 2002 the Private Clients unit from UBS Warburg has become a separate Business Group called UBS PaineWebber. At the same time, UBS PaineWebber's international non-US client business was transferred to Private Banking. Finally, O'Connor, originally launched by UBS Global Asset Management and UBS Warburg, has become entirely part of UBS Global Asset Management. All prior periods have been restated to reflect these changes.

On 8 April 2002, the Business Group UBS Asset Management was renamed UBS Global Asset Management. The new name replaced existing regional brands and better reflects the global integration undertaken over the past couple of years and the scope of the Business Group's investment capabilities.

From 1 July 2002, the Business Group UBS Switzerland was renamed UBS Wealth Management and Business Banking. Along with the new name a few organizational improvements were implemented. All product development has been consolidated into a Products and Services team, while the new Market Strategy & Development team provides comprehensive marketing services (from data mining to advertising) for the whole Business Group. High-end affluent clients that were previously the responsibility of the Private and Corporate Clients unit are now clients of Private Banking. The individual and corporate client units, previously known as Private and Corporate Clients, were combined under the new name of Business Banking. We will restate the former UBS Switzerland's 1999, 2000 and 2001 results to reflect the new Business Group structure prior to the publication of the third quarter 2002 report.

11.3 Supplemental Guarantor Information

Guarantee of PaineWebber securities

Following the acquisition of Paine Webber Group Inc., UBS AG made a full and unconditional guarantee of the senior and subordinated notes and trust preferred securities ("Debt Securities") of Paine Webber. Prior to the acquisition, Paine Webber was an SEC Registrant. Upon the acquisition, Paine Webber was merged into UBS Americas Inc., a wholly owned subsidiary of UBS. Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS without first proceeding against UBS Americas Inc. UBS's obligations under the subordinated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2002, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,181 billion.

The information presented in this note is prepared in accordance with IAS and should be read in conjunction with the consolidated financial statements of the Group of which this information is a part. At the bottom of each column, Net profit and Shareholders' equity has been presented in accordance with US GAAP. See Note 10 for a detailed reconciliation of the IAS financial statements to US GAAP for the Group on a consolidated basis.

Effective 1 January 2002, the ownership of all major US subsidiaries of UBS AG was transferred to UBS Americas Inc. through a capital contribution. As a result, the current disclosure note is not comparable with those presented in previous periods.

Supplemental Guarantor Consolidating Income Statement

CHF million
For the six months ended                     UBS AG         UBS Americas                      Consolidating
30 June 2002                              Parent Bank(1)         Inc.         Subsidiaries       Entries        UBS Group
-------------------------------------------------------------------------------------------------------------------------
Operating income
Interest income                                13,281            8,225            2,329         (2,978)           20,857
Interest expense                               (9,805)          (7,131)          (1,776)         2,978           (15,734)
-------------------------------------------------------------------------------------------------------------------------
Net interest income                             3,476            1,094              553              0             5,123
Credit loss expense                               (95)              (4)             (23)             0              (122)
-------------------------------------------------------------------------------------------------------------------------
Net interest income after credit                3,381            1,090              530              0             5,001
loss expense
-------------------------------------------------------------------------------------------------------------------------
Net fee and commission income                   3,513            4,005            2,168              0             9,686
Net trading income                              3,277              350              252              0             3,879
Income from subsidiaires                          202                0                0           (202)                0
Other income                                      142             (124)              13              0                31
-------------------------------------------------------------------------------------------------------------------------
Total operating income                         10,515            5,321            2,963           (202)           18,597
-------------------------------------------------------------------------------------------------------------------------

Operating expenses
Personnel expenses                              4,647            4,108            1,337              0            10,092
General and administrative expenses             2,003            1,057              452              0             3,512
Depreciation of property and                      540              103              128              0               771
equipment
Amortization of goodwill and other                 69              548               21              0               638
intangible assets
-------------------------------------------------------------------------------------------------------------------------
Total operating expenses                        7,259            5,816            1,938              0            15,013
-------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss) before tax              3,256             (495)           1,025           (202)            3,584
and minority interests
-------------------------------------------------------------------------------------------------------------------------
Tax expense/(benefit)                             562              (28)             151              0               685
-------------------------------------------------------------------------------------------------------------------------
Net profit/(loss) before minority               2,694             (467)             874           (202)            2,899
interests
-------------------------------------------------------------------------------------------------------------------------
Minority interests                                  0                0             (205)             0              (205)
-------------------------------------------------------------------------------------------------------------------------
Net profit/(loss)                               2,694             (467)             669           (202)            2,694
-------------------------------------------------------------------------------------------------------------------------

Net profit - US GAAP(2)                         2,664               46            1,584              0             4,294
-------------------------------------------------------------------------------------------------------------------------

(1) UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IAS.

(2)   Refer to Note 10 for a description of the differences between IAS and US
      GAAP

Supplemental Guarantor Consolidating Balance Sheet

CHF million                                        UBS AG        UBS Americas                 Consolidating
As at 30 June 2002                              Parent Bank(1)       Inc.      Subsidiaries      Entries        UBS Group
-------------------------------------------------------------------------------------------------------------------------
Assets
Cash and balances with central banks                 19,593             81           846              0           20,520
Due from banks                                       83,705         11,237        85,058       (144,945)          35,055
Cash collateral on securities borrowed               40,922        160,786         2,195        (42,649)         161,254
Reverse repurchase agreements                       195,042        160,280        33,800        (71,707)         317,415
Trading portfolio assets                            204,112        135,206        31,291              0          370,609
Positive replacement values                          78,244          1,784        16,150        (27,832)          68,346
Loans, net of allowance for credit                  249,694         18,707        14,231        (68,210)         214,422
losses
Financial investments                                 2,381          2,183         6,252              0           10,816
Accrued income and prepaid expenses                   4,081          3,915         1,496         (1,576)           7,916
Investments in associates                            12,582             4             58        (11,975)             669
Property and equipment                                6,178            787         1,544              0            8,509
Goodwill and other intangible assets                    782         15,378           153              0           16,313
Other assets                                          2,931          4,448         2,712         (1,397)           8,694
-------------------------------------------------------------------------------------------------------------------------
Total assets                                        900,247        514,796       195,786       (370,291)       1,240,538
-------------------------------------------------------------------------------------------------------------------------

Liabilities
Due to banks                                        113,881         83,076        47,046       (144,945)          99,058
Cash collateral on securities lent                   34,988         41,735         1,574        (42,649)          35,648
Repurchase agreements                               121,569        304,769        19,103        (71,707)         373,734
Trading portfolio liabilities                        63,881         43,131        10,060              0          117,072
Negative replacement values                          89,526          2,177         7,658        (27,832)          71,529
Due to customers                                    328,515         18,498        30,463        (68,210)         309,266
Accrued expenses and deferred income                  7,511          7,478         1,323         (1,576)          14,736
Debt issued                                          86,158          7,797        61,768              0          155,723
Other liabilities                                    10,836          2,559         3,650         (1,397)          15,648
-------------------------------------------------------------------------------------------------------------------------
Total liabilities                                   856,865        511,220       182,645       (358,316)       1,192,414
-------------------------------------------------------------------------------------------------------------------------

Minority interests                                        0             84         3,652              0            3,736
-------------------------------------------------------------------------------------------------------------------------

Total shareholders' equity                           43,382          3,492         9,489        (11,975)          44,388
-------------------------------------------------------------------------------------------------------------------------

Total liabilities, minority interests               900,247        514,796       195,786       (370,291)       1,240,538
and shareholders' equity
-------------------------------------------------------------------------------------------------------------------------

Total shareholders' equity - US GAAP(2)              47,823          3,850         9,733              0           61,406
-------------------------------------------------------------------------------------------------------------------------

(1) UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IAS.

(2)   Refer to Note 10 for a description of the differences between IAS and US
      GAAP

Supplemental Guarantor Consolidating Cash Flow Statement

CHF million                                      UBS AG Parent      UBS Americas
For the period ended 30 June 2002                    Bank(1)            Inc.          Subsidiaries        UBS Group
---------------------------------------------------------------------------------------------------------------------
Net cash flow from / (used in) operating
activities                                                   788         (7,726)            (9,376)          (16,314)
---------------------------------------------------------------------------------------------------------------------

Cash flow from / (used in)  investing
activities
Investments in subsidiaries and associates                    (3)               0                  0              (3)
Disposal of subsidiaries and associates                      180                0                  0             180
Purchase of property and equipment                          (488)             (76)              (232)           (796)
Disposal of property and equipment                            39               18                  5              62
Net (investment in) / divestment of
financial investments                                        905              547                333           1,785
---------------------------------------------------------------------------------------------------------------------
Net cash flow from / (used in) investing
activities                                                   633              489                106           1,228
---------------------------------------------------------------------------------------------------------------------

Cash flow from / (used in) financing
activities
Net money market paper issued                             (5,247)             198              4,683            (366)
Net movements in treasury shares and own                  (2,527)               0                  0          (2,527)
equity derivative activity
Capital issuance                                               4                0                  0               4
Issuance of long-term debt                                 2,792              239              6,689           9,720
Repayment of long-term debt                               (5,844)               0               (452)         (6,296)
Increase in minority interests                                 0               84                  0              84
Dividend payments to / and purchase from                       0                0               (216)           (216)
minority interests
Net activity in investments in subsidiaries                1,631             (379)            (1,252)              0
---------------------------------------------------------------------------------------------------------------------
Net cash flow from / (used in)  financing                 (9,191)             142              9,452             403
activities

Effects of exchange rate differences                      (1,462)             438               (272)         (1,296)
---------------------------------------------------------------------------------------------------------------------

Net increase / (decrease) in cash                         (9,232)          (6,657)               (90)        (15,979)
equivalents
Cash and cash equivalents, beginning of                   89,856           15,552             10,851         116,259
period
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                  80,624            8,895             10,761         100,280
---------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents comprise:
Cash and balances with central banks                      19,593               81                846          20,520
Money market paper                                        42,326            6,274              2,584          51,184
Due from banks maturing in less than three                18,705            2,540              7,331          28,576
months
---------------------------------------------------------------------------------------------------------------------
Total                                                     80,624            8,895             10,761         100,280
---------------------------------------------------------------------------------------------------------------------

(1) UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IAS

Guarantee of other securities

In October 2000, UBS AG, acting through a wholly-owned subsidiary, issued USD
1.5 billion (CHF 2.6 billion at issuance) 8.622% UBS Trust Preferred securities. In June 2001, UBS issued an additional USD 800 million (CHF 1.3 billion at issuance) of such securities (USD 300 million at 7.25% and USD 500 million at 7.247%). UBS AG has fully and unconditionally guaranteed these securities. UBS's obligations under the trust preferred securities guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2002, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,181 billion.

                           INCORPORATION BY REFERENCE

      This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            UBS AG


                                            By:  /s/ Robert Dinerstein
                                                --------------------------
                                                 Name:  Robert Dinerstein
                                                 Title  Managing Director

                                            By:  /s/ Robert Mills
                                                --------------------------
                                                 Name:  Robert Mills
                                                 Title: Managing Director


Date:  September 20, 2002